Exhibit 99.1

NOT FOR DISTRIBUTION TO UNITED STATES OF AMERICA WIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES OF AMERICA

LIVEREEL ENTERS LOAN AGREEMENT

TORONTO, ONTARIO, September 17, 2012 – LiveReel Media Corporation (OTC: LVRLF.PK) announced that it has entered into a Loan Agreement in the principal amount of $25,000 with Billidan Family Trust, a “related party” under National Instrument 61-101 (“NI 61-101”) by virtue of having certain common controlling shareholders or trustees, as the case may be.  The Loan is in the principal amount of Cdn $25,000 and has a term equal to the lessor of 12 months or the closing of a transaction which results in the purchase and sale of all or substantially all of the issued and outstanding securities of the Corporation or a similar transaction resulting in a change of control of the Corporation. The Loan bears interest at 12% per annum, payable on maturity or termination, as the case may be, and may be repaid in advance upon payment of $2,000.

The Corporation intends to use the proceeds of the Loan to keep current its continuous and timely disclosure obligations under applicable securities laws and to generally maintain its reporting issuer status in good standing including payment of ongoing fees consistent with past practice.

The Loan was unanimously approved by the board of directors of the Corporation, who agreed that in light of the current financial position of the Corporation, the Loan was transacted on favourable commercial terms.

This transaction is exempt from the formal valuation requirement and the minority shareholder approval requirement pursuant to Part 5 of NI 61-101 by virtue of the financial hardship exemption set forth in Sections 5.5(g) and 5.7(e), respectively.  The Corporation confirms that it has not obtained a valuation in the prior 24 months.